Dimensional
April 4, 2022

Via EDGAR

Mark A. Cowan
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Mr. Cowan:

Re:	DFA Investment Dimensions Group Inc. File Nos. 2-73948 and 811-3258

Dear Mr. Cowan:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), the following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 253/255 to the Registration Statement of the Registrant (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 25, 2022, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “1933 Act”), for the purposes of registering the DFA Short-Term Selective State Municipal Bond Portfolio (the “Portfolio”).

Each SEC Staff comment is summarized below, followed by the Registrant’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

Prospectus

1. Comment.  Please provide responses to the comments five business days before the effective date of the filing.

Response.  The Registrant confirms it will file a response to the Staff's comments on EDGAR at least 5 days in advance of the effective date.

2. Comment.  Please provide the final fee and expense tables in the response.

Response.  The final fee and expense tables are attached in Exhibit A.

3. Comment.  Please revise the following statement as shown: to say “redeem or hold” in the following sentence:
Although your actual costs may be higher or lower, based on these assumptions, your costs whether you redeem or hold your shares would be:

U.S. Securities and Exchange Commission
April 4, 2022

Response.  The Registrant respectfully declines to revise the disclosure and notes that the referenced disclosure in the “Example” section of the Portfolio’s Prospectus mirrors the disclosure required by Item 3 of Form N-1A exactly.
4. Comment.  Pursuant to Items 4(a) and 4(b)(1) of Form N-1A, please summarize the information provided in response to Items 9(b) and 9(c), respectively, in the summary section of the Prospectus.
Response.  The Registrant respectfully declines to revise the disclosure.  The Registrant believes the principal investment strategies and principal investment risks provide an appropriate summary of the information provided in response to Items 9(b) and 9(c) of Form N-1A.
5. Comment.  If the Portfolio anticipates having a material exposure to municipal securities that are issued by any jurisdiction experiencing financial distress, please identify such jurisdiction and add appropriate risk disclosure (e.g., Puerto Rico).

Response.  The Registrant supplementally confirms that at this time the Portfolio does not anticipate having a material exposure to any jurisdiction currently experiencing financial distress.  As noted in the principal investment strategies, the Portfolio seeks its investment objective by investing primarily in a universe of investment grade municipal securities.

6. Comment.  Please consider revising the parentheticals that list the states that the Portfolio may emphasize investments in to reference each applicable state, as opposed to providing examples of states.

Response.  The Registrant respectfully declines to revise the disclosure.  As noted in the disclosure, the disclosure is providing examples of states that fit within the three categories that the Portfolio emphasizes its investments in as of the date of the Prospectus.  The Registrant believes it is appropriate to categorize them as examples because the eligible states that fit within such categories may change over time.

7. Comment. The Portfolio discloses that it invests in fixed income securities which are considered investment grade at the time of purchase.  Please clarify what the Portfolio will do if a security’s rating is downgraded to below investment grade.  In addition, please consider adding risk disclosure if the Portfolio will continue to hold below investment grade securities.

Response.  The Registrant supplementally confirms that if a fixed income security is downgraded below investment grade after the time of purchase, it will continue to be evaluated with the same consideration and frequency as the Portfolio’s other investment grade securities. If the Advisor determines to sell the security, it would sell the security in the ordinary course of business. While the Portfolio may continue to hold the security that has been downgraded, it would not add to its position and it does not anticipate such securities, if any, to be a principal risk of the Portfolio.  The Portfolio does, however, monitor its exposure to below investment grade securities and related disclosure on an ongoing basis.

U.S. Securities and Exchange Commission
April 4, 2022

8. Comment.  Please consider including the “Municipal Project-Specific Risk” from the Item 9 section in the summary section of the Prospectus.

Response.  The Registrant has revised the disclosure accordingly.

9. Comment.  Please consider including an “Industrial Development Bonds Risk” in the Item 9 section of the Prospectus similar to the “Municipal Project-Specific Risk.”

Response.  The Registrant has revised the “Municipal Project-Specific Risk” in the Items 4 and 9 sections of the Prospectus to provide additional risk disclosure regarding industrial development bonds.

10. Comment.  In the “Principal Investment Strategies” section of the Prospectus, please add a discussion detailing the factors the Advisor considers when determining to sell Portfolio investments.

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant notes that such disclosure is included in the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus in response to Item 9(b)(2) of Form N-1A. The Registrant notes that the “Principal Investment Strategies” in the summary section of the Prospectus disclose, as instructed by Item 4(a) of Form N-1A, the Portfolio’s principal investment strategies (including the types of securities in which the Portfolio invests or will invest principally) and any policy to concentrate in securities.

11. Comment.  With respect to the Portfolio’s “Interest Rate Risk,” please discuss the current historically low interest rates and the impact this may have on the Portfolio and its investments in Item 4 or Item 9.

Response: The Registrant has revised the “Interest Rate Risk” disclosure in the Items 4 and 9 sections of the Prospectus to address the impact that the current historically low interest rates may have on the Portfolio and its investments.

12. Comment. Please consider incorporating risk disclosure regarding the Covid pandemic’s impact on the municipal securities market in the “Municipal Securities Risk.”

Response.  The Registrant respectfully declines to revise the disclosure. The Registrant believes the risks regarding the impact of the Covid pandemic on the Portfolio’s investments are appropriately disclosed under the “Market Risk” in the “Additional Information on Investment Objective and Policies—Additional Information Regarding Investment Risks” section of the Prospectus and in the “General Market and Geopolitical Risks” section of the statement of additional information (“SAI”).

13. Comment.  When available, please supplementally inform the Staff as to the broad-based securities index which the Portfolio will show in the “Performance Table.”

U.S. Securities and Exchange Commission
April 4, 2022

Response. The Registrant confirms supplementally that, currently, it is anticipated that the broad-based securities index to be utilized by the Portfolio is the ICE BofA 1-3 Year US Municipal Securities Index; however, this is subject to change in the future.

14. Comment. With respect to the “Investment Advisor/Portfolio Management” section of the Prospectus, if applicable, please add that the individuals listed are “jointly and primarily” responsible for leading the day-to-day management of the Portfolio.

Response.  The Registrant respectfully declines to revise the disclosure and notes that Item 5(b) of Form N-1A only requires that a Portfolio “state the name, title, and length of service” of the persons who are primarily responsible for the day-to-day management of the fund’s portfolio.  The Registrant has previously revised this disclosure in response to SEC comments and believes the current disclosure satisfies the requirements of Item 5(b) of Form N-1A.

15. Comment.  In the “Additional Information on Investment Objective and Policies” section of the Prospectus, please state the Portfolio’s investment objective and discuss whether the investment objective can be changed without shareholder approval.

Response.  The Portfolio discloses its investment objective in the summary section of the Prospectus in response to Item 2 of Form N-1A. Further, General Instruction C.3(a) states that information that is included in response to Items 2 through 8 need not be repeated elsewhere in the Prospectus.  In addition, Item 9 of Form N-1A requires a fund to state, if applicable, that its investment objective may be changed without shareholder approval. The Registrant supplementally confirms that the Portfolio’s investment objective is fundamental, and accordingly, it may not be changed without shareholder approval.

 16. Comment.  Under the “Additional Information on Investment Objective and Policies—Portfolio Strategies” section of the Prospectus, “Portfolio” is missing from the first sentence in the second paragraph.

Response.  The Registrant has revised the disclosure accordingly.

17. Comment. Since the Portfolio may invest in exchange-traded funds, please confirm supplementally that acquired fund fees and expenses (“AFFE”) are reflected in Other Expenses of the fee table and are no greater than 0.01%.

Response.  The Registrant confirms any AFFE are properly reflected in the Portfolio’s fee table, if applicable, within Other Expenses.

18. Comment.  Please revise the disclosure provided under “Net Asset Value” to include a list of the national holidays per Item 11(a)(3) of Form N-1A.
Response.  The Registrant respectfully declines to revise the disclosure.  The disclosure notes that the “Portfolio generally calculates its net asset value per share and accepts purchase and redemption orders on days that the NYSE is open for trading.” Instruction 1 to Item 11(a)(3)

U.S. Securities and Exchange Commission
April 4, 2022

provides that in responding to that item, a fund may use a list of specific days or any other means that effectively communicates the information (e.g., explaining that shares will not be priced on the days in which the NYSE is closed for trading).
SAI
19. Comment.  Please confirm supplementally that the Portfolio will consider the investments of any underlying investment companies when determining compliance with its investment limitation regarding concentration.
Response.  The Registrant confirms that, to the extent the Portfolio invests in other investment companies, it will consider the investments of such investment companies to the extent it has sufficient information about their holdings.
20. Comment.  In the explanatory sentence regarding tax-exempt securities of non-governmental issuers, please clarify in the disclosure that this applies to securities whose principal and interest payments are derived principally from the revenues of a non-governmental entity.
Response. The Registrant respectfully declines to revise the disclosure and notes that the SAI currently states:

For purposes of the investment limitation described in (8) above, the identification of the issuer of a municipal security depends on the terms and conditions of the security. When assets and revenues of a political subdivision are separate from those of the government that created the subdivision and the security is backed only by the assets and revenues of the subdivision, the subdivision is deemed to be the sole issuer. Similarly, in the case of an industrial development bond, if only the assets and revenues of a nongovernmental user back the bond, then the nongovernmental user would be deemed to be the sole issuer. If, however, in either case, the creating government or some other entity guarantees the security, the guarantee would be considered a separate entity that would be treated as an issue of the guaranteeing entity.
 The Registrant submits that the referenced disclosure provides additional clarity and is consistent with Investment Company Act Release No. 9785 (“Release 9785”). Release 9785, in discussing diversification, states that “[t]he identification of the issuer for purposes of Section 5(b)(1) depends on the terms and conditions of the security. When the assets and revenues of an agency, authority, instrumentality or other political subdivision are separate from those of the government creating the subdivision and the security is backed only by the assets and revenues of the sub-division, such subdivision would be deemed to be the sole issuer for purposes of Section 5(b)(1). Similarly, in the case of an industrial development bond, if that bond is backed only by the assets and revenues of the nongovernmental user, then such nongovernmental user would be deemed to be the sole issuer for purposes of Section 5(b)(1).”

U.S. Securities and Exchange Commission
April 4, 2022

Part C
21. Comment.  Please file a securities opinion with respect to the Portfolio as an exhibit to the Part C.

Response.  The securities opinion for the Portfolio will be included as an exhibit to the Part C filed with the 485(b) filing.
* * * * * *
Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Ryan P. Buechner
Ryan P. Buechner, Esq.
Vice President and Assistant Secretary
DFA Investment Dimensions Group Inc.

Exhibit A

Fees and Expenses of the Portfolio
This table describes the fees and expenses you may pay if you buy, hold or sell shares of the Short-Term Selective State Municipal Bond Portfolio. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment): None
Annual Fund Operating Expenses (expenses that you pay each
year as a percentage of the value of your investment)

Management Fee	0.18%
Other Expenses*	0.08%
Total Annual Fund Operating Expenses	0.26%
Fee Waiver and/or Expense Reimbursement**	0.01%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	0.25%
*	The Portfolio is a new portfolio, so the “Other Expenses” shown are based on anticipated fees and expenses for the first full fiscal year.
**
Dimensional Fund Advisors LP (the “Advisor”) has agreed to waive certain fees and in certain instances, assume certain expenses of the Portfolio. The Fee Waiver and Expense Assumption Agreement for the Portfolio will remain in effect through February 28, 2024, and may only be terminated by the Fund’s Board of Directors prior to that date. The Advisor retains the right to seek reimbursement for any fees previously waived and/or expenses previously assumed up to thirty-six months after such fee waiver and/or expense assumption.

EXAMPLE
This Example is meant to help you compare the cost of investing in the Short-Term Selective State Municipal Bond Portfolio with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Portfolio for the time periods indicated. The Example also assumes that your investment has a 5% return each year and that the Portfolio’s operating expenses remain the same. The costs for the Portfolio reflect the net expenses of the Portfolio that result from the contractual expense waiver in the first year only.  Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

1 Year	3 Years
$ 26	$ 83